Exhibit 21.1

Subsidiaries of Terra Innovatum Global N.V.

Name of Subsidiary	Jurisdiction
Terra Innovatum Corp	US - Delaware
Terra Innovatum S.R.L.	Italy
XIT Corp.	Cayman Islands